Exhibit 99

Report of Independent Auditor

To the Management of Argent Trust Company

On Behalf of the Unit Holders of Sabine Royalty Trust

Dallas, Texas

Opinion

We have audited the accompanying special purpose statement of fees and expenses (as defined in Exhibit C to the Sabine Corporation Amended and Restated Royalty Trust Agreement with an effective date of May 22, 2014 and applicable amendments (the “Agreement”) paid by Sabine Royalty Trust (the “Trust”) to Argent Trust Company as trustee and escrow agent for the year ended December 31, 2025 and the related notes to the special purpose statement.

In our opinion, the special purpose statement referred to above presents fairly, in all material respects, the fees and expenses paid by the Trust to Argent Trust Company as trustee and escrow agent for the year ended December 31, 2025 in accordance with the modified cash basis of accounting as described in Note 3.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Special Purpose Statement section of our report. We are required to be independent of the Trust and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Accounting

We draw attention to Note 3 of the special purpose statement, which describes the basis of accounting. The special purpose statement is prepared in accordance with the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Agreement. As a result, the special purpose statement may not be suitable for another purpose. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Special Purpose Statement

Management is responsible for the preparation and fair presentation of the special purpose statement in accordance with the modified cash basis of accounting described in Note 3, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the special purpose statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities for the Audit of the Special Purpose Statement

Our objectives are to obtain reasonable assurance about whether the special purpose statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the special purpose statement.

In performing an audit in accordance with generally accepted auditing standards, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the special purpose statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the special purpose statement.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the special purpose statement.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sabine Royalty Trust’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Cherry Bekaert, LLP

Atlanta, Georgia

February 13, 2026

SPECIAL PURPOSE STATEMENT OF FEES AND EXPENSES PAID BY SABINE ROYALTY TRUST TO

ARGENT TRUST COMPANY, AS TRUSTEE AND ESCROW AGENT,

FOR THE YEAR ENDED DECEMBER 31, 2025

Trustee’s fee	$ 556,852
Escrow agent fee paid to Trustee	1,670,553
Bonus fee	369,084
Total fees and expenses	$2,596,489

The accompanying notes are an integral part of this special purpose statement.

Notes

1.
Sabine Royalty Trust (the “Trust”) is an express trust formed under the laws of Texas by the Sabine Corporation Royalty Trust Agreement (as amended, the “Trust Agreement”) made and entered into effective as of December 31, 1982, between Sabine Corporation (“Sabine”), as trustor, and InterFirst Bank Dallas, N.A., as trustee. Argent Trust Company (“Argent”) became trustee ("Trustee") effective December 30, 2022. Contemporaneously with the execution of the Trust Agreement, Sabine, the initial trustee and the predecessor of Argent, as escrow agent (the “Escrow Agent”), entered into an escrow agreement which establishes an escrow (the “Escrow”). Prior to distribution of units of beneficial interest (the “Units”) in the Trust to Sabine’s shareholders, Sabine transferred to the Trust royalty and mineral interests, including landowner’s royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and other similar, non-participatory interests, in certain producing and proved undeveloped oil and gas properties in six states (the “Royalty Properties”).

In May 1988, Sabine was acquired by Pacific Enterprise (“Pacific”), a California corporation. Through a series of mergers, Sabine was merged into Pacific Enterprises Oil Company (USA) (“Pacific (USA)”), which in turn was merged and consolidated into Sempra Energy, effective January 1, 1993. As of August 1, 2006, Sempra sold its various interests and rights to Providence Energy Corporation (“PEC”). PEC in turn transferred its interests and rights to RJ Holdings, Inc. (“RJ Holdings”) as of June 1, 2021. These transactions had no effect on the Units. RJ Holdings, as successor to Sabine, has assumed by operation of law all of Sabine’s rights and obligations with respect to the Trust.

Effective May 30, 2014, Southwest Bank became the trustee of the Trust. Effective October 19, 2017, Simmons First National Corporation (“SFNC”) completed its acquisition of First Texas BHC, Inc., the parent company of Southwest Bank. SFNC is the parent of Simmons Bank. SFNC operated Southwest Bank as a separate bank subsidiary for an interim period, after which Southwest Bank was merged with Simmons Bank effective February 20, 2018.

On November 4, 2021, Simmons Bank, as trustee of the Trust, announced that it had entered into an agreement with Argent, pursuant to which Simmons Bank would resign as trustee of the Trust and would nominate Argent as successor trustee of the Trust. Simmons Bank’s resignation as trustee, and Argent’s appointment as successor trustee, became effective December 30, 2022.

The compensation agreement under the Trust Agreement provides for a “cost plus” fee payable to Argent for all services rendered in its capacities as Trustee and Escrow Agent. These costs generally include an allocation of salaries and benefits, occupancy expenses, technology and other general and administration expenses. The amounts allocated are based on estimates by the Trustee. Generally, the fees payable to Argent are calculated by dividing the expenses incurred by Argent, as Trustee and as Escrow Agent, solely for services provided by Argent in the administration of the Trust and the Escrow by seven-tenths (0.7). Professional and other non-contributing (out-of-pocket) expenses incurred by Argent, as Trustee or Escrow Agent, as the case may be, in the performance of its duties in the foregoing capacities are charged to the Trust or the Escrow, as the case may be, at cost. These expenses do not contribute to the fees payable to Argent described above. Annually, the Trustee must estimate

Trust and Escrow expenses contributing to the fee for the forthcoming year and publish this amount in the Trust’s first quarterly report to Unit holders. The Trustee can earn a bonus by administering the Trust for total costs that are lower than the estimate. The Trustee can also be penalized by forfeiture of reimbursement for part of its expense if such expenses exceed the estimate. This bonus is limited to the sum of “…(a) 100% of Cost Savings to the extent that they represent 10% or less of the Estimated Annual Administrative Costs for any accounting year and (b) 50% of Cost Savings to the extent that they represent more than 10% of the Estimated Annual Administrative Costs for any accounting year.” In 2025, the sum of the cost savings calculated in accordance with the preceding sentence was approximately $256,000, which resulted in a bonus to the Trustee of approximately $365,000. This bonus will be taken each month, in the amount of approximately $30,000, from February 2026 until January 2027. Argent received approximately $556,900 and $1,670,600 in Trustee and Escrow Agent fees, respectively, in 2025, along with a bonus in the amount of approximately $369,100.

2.
Escrow Agent’s fees and Trustee’s fees consist of a profit margin plus all fully allocated costs incurred by Argent, as Trustee and as Escrow Agent, in performing administrative services to the Trust as specified in the Trust Agreement. Allocated costs do not include any professional and related expenses paid to third parties.

All costs incurred by Argent in its capacity as Trustee and as Escrow Agent are accumulated in one account. Fees based thereon are allocated between the Trustee function and the Escrow Agent function according to the actual administrative services rendered by Argent in each capacity. Any determinations by Argent as to the allocation of the fee between the Trustee and the Escrow Agent are conclusive and binding on the Unit holders and RJ Holdings, but in no event does Argent’s allocation affect the aggregate fee payable to Argent.

3.
The Special Purpose Statement of Fees and Expenses is prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Trust expenses include payments made during the accounting period. Expenses are accrued to the extent of amounts that become payable on the next monthly record date following the end of the accounting period. This special purpose statement differs from statements prepared in conformity with accounting principles generally accepted in the United States of America because expenses, other than those expected to be paid on the following monthly record date, are not accrued.

This comprehensive basis of accounting other than accounting principles generally accepted in the United States of America corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts, and is the basis of accounting called for under the Trust Agreement.

4.
The need for adjustments or disclosures resulting from subsequent events has been evaluated through February 13, 2026, which is the date the Special Purpose Statement of Fees and Expenses was available to be issued. No adjustments or disclosures were required to be made to the Special Purpose Statement of Fees and Expenses.